AR/S
P.E. 8/31/01

ANNUAL REPORT

OF

OCEAN VENTURES INC.

604 - 750 West Pender Street
Vancouver, British Columbia
Canada V6C 2T7

Telephone: (604) 669-2615

REPORT OF THE PRESIDENT FOR THE FISCAL YEAR ENDED AUGUST 31, 2001

To Our Valued Shareholders:

Ocean Ventures Inc. began the calendar year 2001 with some promising mid-fiscal year developments, including the declaration of a special dividend of $0.50 per common share, which was paid to our shareholders of record on February 1, 2001. On January 23, 2001, we announced that we had invested US$250,000 in Sourcexport, Inc., a private corporation which, at the time of our investment, was developing a promising enterprise portal to help promote export business for approximately 2,400 businesses in the Edmonton area represented by the Leduc-Nisku Economic Development Authority. In addition, on January 22, 2001, we completed the sale of the last of our shares in the capital of VirtualSellers.com Inc., a public technology company traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers. As a result, as of August 31, 2001, following the payment of the dividend, we had US$314,269 in cash (and current liabilities of only US$12,412), with which to pursue new business opportunities.

Unfortunately, the continued meltdown of the high technology industry during the course of the year, which in retrospect was symptomatic of a general and profound deterioration of the global economy, made financings of small e-commerce related businesses such as Sourcexport extremely difficult. Sourcexport subsequently defaulted on its obligations under the convertible debenture that it had issued to our company. To our knowledge, Sourcexport has not been able to proceed with its business objectives due to lack of capital and has no assets of any significance. Accordingly, subsequent to the end of the fiscal year ended August 31, 2001, our Board of Directors adopted a resolution writing down our investment in Sourcexport from its carried value of US$250,000 to nil. To date, we have recovered a total of US$129,423.87, representing US$125,000 of the principal amount of the debenture which was being held in escrow pending the achievement by Sourcexport of certain terms and conditions under an escrow agreement, plus accrued interest. These monies are in addition to the US$314,269 in cash that the Company had on hand as of the end of the fiscal year.

Trading in our shares on the Canadian Venture Exchange remains suspended, having been initially halted on May 10, 1999, and then suspended on November 27, 1999 following the disposition of our interest in CallDirect since we had then ceased to have an active business. Trading in our shares will remain suspended until the Canadian Venture Exchange is provided with evidence that our company meets the Canadian Venture Exchange's tier 2 maintenance requirements. On November 14, 2001, we received a letter from the Canadian Venture Exchange stating that we must provide documentation showing that we can meet the Canadian Venture Exchange's tier 2 maintenance requirements by November 28, 2001. On November 27, 2001, we requested an extension in order to enable us to continue seeking a suitable business opportunity or business combination; as of the date of this President's Report, we are still awaiting a reply from the Canadian Venture Exchange. If we are unable to obtain an extension from the Canadian Venture Exchange, our shares may be delisted.

On May 11, 2001, we filed a registration statement with the United States Securities and Exchange Commission on Form 10-SB under the United States *Securities Exchange Act of 1934* (the "1934 Act"), and thereby became a reporting company under the 1934 Act effective July 10, 2001. This represents an important step towards realizing management's intention to establish an alternative trading market for the Corporation's common shares on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc., subject to compliance with all applicable regulatory requirements.

Even if our shares are delisted from the Canadian Venture Exchange, we will continue to seek a new business opportunity. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity. In selecting a suitable business opportunity, management intends to focus on the potential for future profits and strength of current operating management of the business opportunity. We have not put industry or geographically specific limitations on the nature of acquisitions or business opportunities to be evaluated. However, given the background of our company and our management personnel, we intend to focus initially on the technology sector, particularly telecommunications and Internet-related fields. Management believes that the greatest potential still lies in technology and goods or products-related industries, rather than principally service industries.

Worsening economic conditions have made the need for caution abundantly clear to management in terms of identifying and evaluating assets or businesses for potential acquisition, and we recognize that our intended focus brings with it significant challenges in the current economic climate. However, these same economic conditions can create promising opportunities for companies in our position. We will conduct our own investigations to identify an appropriate business opportunity, and will seek a potential business opportunity from all known sources, relying principally upon personal contacts of our officers and directors, as well as indirect associations between them and other business and professional people.

Until we secure a suitable business opportunity or combination, we will operate as a "blank check" company. Unfortunately, we will be unable to generate revenues without identifying and completing the acquisition of a suitable business opportunity.

We propose to use cash, bank financing, other secured or unsecured loans, issuance of treasury shares, private or public equity financing, or a combination thereof to finance acquisitions. If treasury shares are issued, such issuance may result in a change of control of our company. A proposed transaction may be subject to regulatory and shareholder approval.

On behalf of management, I want to thank all of you for your continued support and patience.

Raymond Mol
President of Ocean Ventures Inc.
December 14, 2001

BUSINESS OPERATIONS AND DEVELOPMENTS

The following is a summary description of our business operations. For a comprehensive description of our business operations, please refer to our Annual Report on Form 10-KSB filed November 29, 2001.

Ocean Ventures Inc. was incorporated under the laws of the Province of Alberta on November 22, 1996 under the name "CallDirect Capital Corp.". We changed our name to "Ocean Ventures Inc." on January 31, 2000, and at the same time completed a consolidation (reverse split) of our then issued and outstanding common shares on a 5:1 basis, effective January 27, 2001. We are also registered as an extra-provincial company in the Province of British Columbia, and are a reporting issuer under the securities laws of both the province of Alberta and the province of British Columbia.

From our incorporation until May 15, 1999, we were a direct marketer of telecommunication products. Pursuant to the terms of an Asset Purchase Agreement (the "Asset Purchase Agreement") between CallDirect Enterprises Inc., formerly our wholly-owned subsidiary, and Virtualsellers.com, Inc., CallDirect sold its direct marketing business assets to Virtualsellers in exchange for 1,200,000 common shares in the capital of Virtualsellers. On September 8, 1999, we sold all of the issued and outstanding common stock of CallDirect, and certain intercompany advances owed by CallDirect, to John Eccles, one of our former directors and officers, for nominal consideration.

On May 24, 2000, we cancelled an aggregate of 5,000,000 performance escrow shares that had been issued to John Eccles and William McGinty, who were formerly directors and officers of our company. The shares were held in escrow and were cancelled upon Mr. Eccles and Mr. McGinty resigning as officers and directors of our company.

At our annual and special shareholders meeting on October 31, 2000, we received shareholder approval by way of special resolution to sell all of the 1,200,000 shares in the capital of Virtualsellers held by our company. We completed the sale of all of our shares in Virtualsellers on January 22, 2001. The aggregate proceeds received from the sale of the Virtualsellers shares was $1,394,044. On January 19, 2001, we declared a special dividend on our common shares of CDN$0.50 per share, which was paid to shareholders of record as at the close of business on January 29, 2001 , on February 1, 2001.

On December 5, 2000, we invested $250,000 in Sourcexport, Inc., a private Canadian business which is federally incorporated and based in Edmonton, Alberta, Canada. Sourcexport intended to develop an enterprise portal to help promote export business for approximately 2,400 businesses, located in the Edmonton area, represented by the Leduc-Nisku Economic Development Authority. Sourcexport issued a $250,000 convertible debenture to us which matures on December 6, 2002. The debenture carries an interest rate equal to the prime rate plus two and one-half percent (2.5%), payable quarterly in cash, and is secured by a general security interest granted by Sourcexport in all of Sourcexport's present and after-acquired property. The debenture is convertible at our option into 10% of the issued and outstanding common shares in the capital of Sourcexport, subject to dilution in certain circumstances. Our company was entitled to have a representative director appointed to Sourcexport's board of directors for so long as the debenture remained outstanding, and thereafter until such time that we ceased to hold four per cent (4 %) or more of the issued and outstanding common shares in the capital of Sourcexport. Sourcexport also granted us a right of first refusal to participate in their future financings by way of equity or debt convertible into equity.

Pursuant to a resolution of our board of directors, adopted as of December 1, 2001, we have written down our investment in Sourcexport from its carried value of $250,000 to nil. We advanced the principal amount to Sourcexport as follows:

(a) $125,000 was advanced directly to Sourcexport; and

(b) $125,000 was deposited in a trust account, subject to Sourcexport meeting the terms and conditions of an escrow agreement.

Sourcexport failed to make interest payments under the debenture when due on March 31, 2001 and June 30, 2001. On August 28, 2001, we formally served Sourcexport with a notice of default under the debenture, together with a Notice of Intention to Enforce a Security on Form 86 under the *Bankruptcy and Insolvency Act* (Canada). As a result, the principal and accrued interest under the debenture became due and payable in full after a fifteen day grace period, which expired on September 12, 2001, and we took steps to enforce our security interests in Sourcexport's property. To date, we have recovered a total of $129,423.87, which represents the escrowed balance of the principal amount loaned, and interest thereon. Settlement negotiations between our company and Sourcexport with respect to the amounts remaining unpaid under the debenture have been unsuccessful. To the knowledge of our management, Sourcexport has not been able to proceed with its business objectives due to lack of capital, has no assets of any significance, and has little prospect of achieving profitability. Accordingly, we decided to write down our investment in Sourcexport and the debenture to nil.

Our Current Business

As Ocean Ventures Ltd. does not presently have an operating business that we can pursue, we are seeking to either identify a suitable business opportunity or enter into a suitable business combination. Until we secure a suitable business opportunity or combination, we will operate as a "blank check" company. Management of our company does not believe that we will be able to generate revenues without finding and completing the acquisition of a suitable business opportunity. In addition, if no suitable business opportunity is identified, shareholders will not realize any further return on their investment in our company, and there will be no market for our common shares.

As of the date of this Annual Report, trading in our shares on the Canadian Venture Exchange remains suspended by the Canadian Venture Exchange, having been initially halted on May 10, 1999, and then suspended on November 27, 1999 because with the disposition of CallDirect, we no longer have an operating business. Trading in our shares will remain suspended until we provide the Canadian Venture Exchange with evidence that we meet the Canadian Venture Exchange's tier 2 maintenance requirements. On April 18, 2001 we received notice from the Canadian Venture Exchange that our shares will be delisted if we do not provide documentation by May 28, 2001 showing that we can meet the Canadian Venture Exchange's tier 2 maintenance requirements. We received an extension from the Canadian Venture Exchange to October 5, 2001. On November 14, 2001, we received a letter stating that we must provide documentation showing that we can meet the Canadian Venture Exchange's tier 2 maintenance requirements by November 28, 2001. On November 27, 2001, we requested an additional extension, so that we can continue seeking to identify a suitable business opportunity or enter into a suitable business combination. If we are unable to obtain an extension from the Canadian Venture Exchange, our shares may be delisted, and there will be no public market for our common shares, making it difficult, if not impossible, for our shareholders to sell any of their common shares and liquidate their investment.

In order to receive and maintain a tier 2 designation from the Canadian Venture Exchange and avoid having our shares delisted from the Canadian Venture Exchange, we must, among other conditions, continue to meet certain financial and operational requirements which include, among others, the following:

(a) it has at least 300,000 freely tradeable shares held by the public (non-affiliates), which constitute 10% of its shares listed on the Canadian Venture Exchange;

(b) it has a public float of at least CDN$100,000;

(c) it has adequate working capital and financial resources to maintain operations and cover general and administrative expenses, with at least CDN$50,000;

(d) it has significant operating revenues in the previous 12 months or at least CDN$50,000 has been spent on exploration and development; and

(e) it has an operating business.

As of the date of this Annual Report, we are able to satisfy all of the above requirements, except that we do not have an operating business and therefore have not spent CDN$50,000 on exploration or development or had significant operating revenues in the previous 12 months.

Even if our shares are delisted from the Canadian Venture Exchange, we will continue to seek a new business opportunity. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity. In selecting a suitable business opportunity, management intends to focus on the potential for future profits and strength of current operating management of the business opportunity. We have not put industry or geographically specific limitations on the nature of acquisitions or business opportunities to be evaluated. However, given the background of our company and our management personnel, we intend to focus initially on the technology sector, particularly telecommunications and Internet-related fields. Management believes that the greatest potential lies in technology and goods or products-related industries, rather than principally service industries. Nevertheless, this shall not preclude the investigation or evaluation of any other category of business or industry. We will conduct our own investigation to identify an appropriate business opportunity, and will seek a potential business opportunity from all known sources, relying principally upon personal contacts of our officers and directors, as well as indirect associations between them and other business and professional people.

Enforceability of Civil Liabilities Against Us

All of our assets are located outside the United States and we do not currently maintain a permanent place of business within the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

PLAN OF OPERATION

A. Operating Results

Year Ended August 31, 2001

We reported net income for the year ended August 31, 2001 of $368,706 or $0.20 per share compared to net income of $669,446 or $0.37 per share for the year ended August 31, 2000.

The decrease in income was due primarily to a decrease on the gain on sale of marketable securities from $755,625 for the year ended August 31, 2000 to $433,472 for the year ended August 31, 2001. General and administrative expenses increased to $100,820 during the year compared to $88,470 in the year ended August 31, 2000. The most significant increase was payment of $53,279 in the year ended August 31, 2001, relating to legal fees. Interest income for the year ended August 31, 2001 increased to $36,054 compared to $2,291 for the year ended August 31, 2000.

The net income reported in the year ending August 31, 2001 was driven by the gain on sale of marketable securities. The net income reported in the prior year ending August 31, 2000 was also due to a gain realized on the sale of marketable securities.

There was a net decrease in cash during the year ending August 31, 2001 of $489,838 due to the payment of dividends of $604,577. This compares to a net increase in cash of $802,697 in the year ending August 31, 2000.

At our annual and special shareholders meeting on October 31, 2000, we received shareholder approval by way of special resolution to sell all of the 1,200,000 shares in the capital of Virtualsellers held by our company. We completed the sale of all of our shares in Virtualsellers on January 22, 2001. The aggregate proceeds received from the sale of the Virtualsellers shares was $1,394,044. On January 19, 2001, we declared a special dividend on our common shares of CDN$0.50 per share, which was paid to shareholders of record as at the close of business on January 29, 2001, on February 1, 2001.

Year Ended August 31, 2000

We reported net income for the year ended August 31, 2000 of $669,446 or $0.37 per share compared to net income of $194,784 or $0.11 per share for the year ended August 31, 1999.

The increase in income was due to a gain realized on the sale of marketable securities totalling $755,625, specifically the sale of common shares of Virtualsellers.com, Inc. This gain was offset somewhat by an increase in general and administrative expenses to $88,470 during the period compared to $42,166 in the year ended August 31, 1999. The most significant increase was payment of management fees of $61,166 in the year ended August 31, 2000 relating to the successful reorganization of our company versus nil in the prior year.

While the net income reported in the year ending August 31, 2000 was driven by the gain on the sale of marketable securities, the net income reported in the prior year ending August 31, 1999 was due to a gain of $236,950 from discontinued operations. More specifically, we sold our business assets during the year ending August 31, 1999 to Virtualsellers.com, Inc. in consideration for which we received 1,200,000 common shares of Virtualsellers.com valued at $204,946 and Virtualsellers.com agreed to assume liabilities of our subsidiary of $162,312. This resulted in a gain sale of assets of $136,280. We also entered into settlement agreements with certain trade creditors which resulted in a gain on settlement of accounts payable in the amount of $201,702. The $236,950 gain from discontinued operations was the net result of these gains offset by the operating losses of our former subsidiary during the period.

There was a net increase in cash during the year ending August 31, 2000 of $802,697 due to the proceeds realized from the sale of marketable securities of $837,775. This compares to a net decrease in cash of $20,590 in the year ending August 31, 1999.

B. Liquidity and Capital Resources

As at August 31, 2001

As at August 31, 2001, we had a cash position of $314,269 and net working capital of $324,062.

We have sufficient cash resources to fund our normal operating expenses, which total less than $10,000 per month, through August 31, 2002. We plan to use some of our cash resources to pursue and fund new business opportunities. Additional professional fees, filing fees, and due diligence costs are anticipated as new business opportunities are pursued.

We experienced a net decrease in our available cash resources over the year ended August 31, 2001 due to payment of a dividend of $604,577 and an investment in a convertible debenture of $250,000.

We have no remaining available-for-sale securities in the inventory as at August 31, 2001.

We will continue to seek a new business opportunity over the 12 month period ending August 31, 2002. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity. Should we wish to pursue any specific business opportunity, and if our common shares remain listed on the Canadian Venture Exchange, we will have to comply with the policies of the Canadian Venture Exchange in order to complete the acquisition of or merger with any such business opportunity.

As at August 31, 2000

As at August 31, 2000, we had a cash position of $804,107 and net working capital of $1,765,636. This was a significant increase from the cash balance of $1,410 and net working capital balance of $247,541 as at August 31, 1999 due to the proceeds realized on sale of marketable securities during the year and due to the unrealized gain in available-for-sale marketable securities.

We had 719,000 common shares of Virtualsellers.com Inc. available for sale in inventory as at August 31, 2000 with a net book value of $122,797 and a fair market value of $1,078,500.

Cash Requirements

Over the twelve month period ending August 31, 2002, we do not anticipate that we will have to raise any additional monies through private placements of our equity securities and/or debt financing. Sufficient working capital was raised through the sale of marketable securities, specifically the sale of the shares of Virtualsellers, to discharge all significant liabilities and to fund ongoing corporate maintenance expenses for the next twelve months. We will use our current cash reserves to fund the identification and evaluation of a suitable business opportunity.

Product Research and Development

We do not anticipate that we will expend any significant monies on research and development over the twelve months ending August 31, 2002.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve months ending August 31, 2002.

Employees

Over the twelve months ending August 31, 2002, we anticipate an increase in the number of employees we retain only if we identify and complete the acquisition of a business opportunity or enter into a business combination. Such an increase on the number of employees may significantly increase our monthly burn rate and such increase in the monthly burn rate depends on the number of employees we ultimately retain.

RISK FACTORS

Much of the information included in this section of our Annual Report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outline below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Scarcity of and Competition for Business Opportunities and Combinations

We are, and will continue to be, an insignificant participant amongst numerous other companies seeking a suitable business opportunity or business combination. A large number of established and well-financed entities, including venture capital firms, are actively seeking suitable business opportunities or business combinations which may also be desirable target candidates for us. Virtually all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we do. We are, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies seeking suitable business opportunities or business combinations.

Governmental Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key Personnel

Although none of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of our officers or directors are bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operational personnel, any business we acquire could be materially adversely affected. We intend to hire a significant number of additional personnel in the future after we have identified and completed the acquisition of a business opportunity or enter into a business combination. Competition for these individuals in the technology sector is intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Need for Additional Financing

We do not anticipate that we will require additional financing while we are seeking a suitable business opportunity or business combination. Further, we anticipate that we will have sufficient capital to fund our ongoing operations for the next twelve months or until we complete a business combination or acquire a business opportunity. However, we may be required to raise additional financing for a particular business combination or business opportunity. We would likely secure any additional financing necessary through a private placement of our common shares.

There can be no assurance that, if required, any such financing will be available upon terms and conditions acceptable to us, if at all. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a materially adverse effect upon our company. Although we believe that we have funds sufficient to meet our immediate needs, we may require further funds to finance the development of any business opportunity that we acquire. There can be no assurance that such funds will be available or available on terms satisfactory to us. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale back or eliminate the development of any business opportunity that we acquire. Inadequate funding could also impair our ability to compete in the marketplace, which may result in the dissolution of our company.

Limited Operating History

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish a new business opportunity. Some of these risks and uncertainties relate to our ability to identify, secure and complete an acquisition of a suitable business opportunity.

We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. In addition, our operating results are dependent to a large degree upon factors outside of our control. There are no assurances that we will be successful in addressing these risks, and failure to do so may adversely affect our business.

It is unlikely that we will generate any or significant revenues while we seek a suitable business opportunity. Our short and long-term prospects depend upon our ability to select and secure a suitable business opportunity. In order for us to make a profit, we will need to successfully acquire a new business opportunity in order to generate revenues in an amount sufficient to cover any and all future costs and expenses in connection with any such business opportunity. Even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.

We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until we complete a business combination or acquires a business opportunity. This may result in our company incurring a net operating loss which will increase continuously until we complete a business combination or acquire a business opportunity that can generate revenues that result in a net profit to us. There is no assurance that we will identify a suitable business opportunity or complete a business combination.

Ability to Generate Revenues is Uncertain

For the year ended August 31, 1999, we incurred net income from discontinued operations of $194,784. We sold this business effective May 15, 1999 and we will no longer receive any revenues from this business. We have not generated any revenues since May of 1999 and do not anticipate generating any additional revenues until we acquire a business opportunity or complete a business combination. As of August 31, 2001, we have net income of $386,706, which consists of interest income and a gain from the sale of the shares of Virtualsellers.com, Inc. We also have an accumulated deficit of $733,549 as at August 31, 2001. However, at this time, our ability to generate any further revenues is uncertain.

Possibility of Delisting from the Canadian Venture Exchange

We are currently listed on the Canadian Venture Exchange as a "tier 2" company. Trading in our listed shares was initially halted on May 10, 1999 and subsequently suspended by the Canadian Venture Exchange on November 27, 1999; our shares remain suspended as of the date of this Annual Report. On April 18, 2001, we received notice from the Canadian Venture Exchange that our shares will be delisted if we do not provide documentation by May 28, 2001 showing that we can meet the Canadian Venture Exchange's tier 2 maintenance requirements. We received an extension from the Canadian Venture Exchange to October 5, 2001. On November 14, 2001, we received a letter stating that we must provide documentation showing that we can meet the Canadian Venture Exchange's tier 2 maintenance requirements by November 28, 2001. On November 27, 2001, we requested an additional extension, so that we can continue to identify a suitable business opportunity or enter into a suitable business combination. There is a risk that unless we receive a further extension and provide the Canadian Venture Exchange with evidence that we meet the Canadian Venture Exchange's tier 2 maintenance requirements, the Canadian Venture Exchange will delist our shares. In order to receive and maintain a tier 2 designation from the Canadian Venture Exchange, a company must, among other conditions, continue to meet certain financial requirements. In order to resume trading and avoid being delisted by the Canadian Venture Exchange, we must provide the Canadian Venture Exchange with a submission showing that we meet the tier 2 requirements, including evidence that we have:

(a) at least 300,000 freely tradable shares held by the public (non-affiliates), which constitute 10% of our shares listed on the Canadian Venture Exchange;

(b) a public float of at least CDN$100,000;

(c) adequate working capital and financial resources to maintain operations and cover general and administrative expenses, with at least CDN$50,000;

(d) had significant operating revenues in the previous 12 months or at least CDN$50,000 has been spent on exploration and development; and

(e) an operating business.

As of the date of this Annual Report, we are able to satisfy all of the above requirements, except that we do not have an operating business and therefore have not spent CDN$50,000 on exploration or development or had significant operating revenues in the previous 12 months.

It is our intention to make the required submission to the Canadian Venture Exchange showing that we meet the tier 2 requirements if we acquire an operating business or a substantial asset and our shares are still listed on the Canadian Venture Exchange. However, in the event that our shares are delisted from the Canadian Venture Exchange, there will be no public market for our shares making it difficult, if not impossible, for our shareholders to liquidate their investment in our company.

Speculative Nature of Our Proposed Operations

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of any identified business opportunity. While management intends to seek business opportunities and/or business combinations with entities which have established operating histories, there is no assurance that we will successfully locate business opportunities meeting such criteria. In the event that we complete a business combination or otherwise acquire a business opportunity, the success of our operations may be dependent upon management of the successor firm or venture partner firm, together with a number of other factors beyond our control.

No Agreement for Business Combination or Other Transaction/No Standards for Business Combination

We have no arrangement, agreement, or understanding with respect to acquiring a business opportunity or engaging in a business combination with any private entity. There can be no assurance that we will successfully identify and evaluate suitable business opportunities or conclude a business combination. There is no assurance that we will be able to negotiate the acquisition of a business opportunity or a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Continued Management Control/Limited Time Availability

We are dependent upon management's personal abilities to evaluate business opportunities that may be presented in the future. While seeking to acquire a business opportunity, management anticipates devoting up to 25% of their time to our business. Management may or may not have prior experience in the technical aspects of the industry or the business within that industry that may be acquired. Our officers have not entered into written employment agreements with us with respect to our proposed plan of operation and are not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and our likelihood of continuing operations.

Probable Change in Control and Management

A business combination or acquisition of a business opportunity involving the issuance of our common shares may result in new or incoming shareholders obtaining a controlling interest in our company. Any such business combination or acquisition of a business opportunity may require management of our company to sell or transfer all or a portion of the common shares in the capital of our company that they hold or resign as members of our Board of Directors. The resulting change in our control could result in removal of one or more of our present officers and directors, and a corresponding reduction in or elimination of their participation in the future affairs of our company.

Reduction of Percentage Share Ownership Following Business Combination

Our primary plan of operation is based upon the acquisition of a business opportunity or a business combination with a private concern, which, in all likelihood, would result in us issuing common shares to shareholders of such private company. Issuing previously authorized and unissued common shares in our capital will reduce the percentage of common shares owned by present and prospective shareholders and may result in a change in our control and/or management.

Taxation

Canadian tax consequences will, in all likelihood, be major considerations in any business acquisition or combination we may undertake. Typically, these transactions may be structured to result in tax-free treatment pursuant to various Canadian tax provisions. We intend to structure any business combination so as to minimize the tax consequences to both our company and the target entity. Management cannot ensure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of common shares or assets. A non-qualifying reorganization could result in the imposition of taxes, which may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunity

Management believes that any potential business opportunity or target company must provide audited financial statements for review and for the protection of all parties to the business acquisition or combination. One or more attractive business opportunities may forego a business combination with us rather than incur the expenses associated with preparing audited financial statements.

DIRECTORS AND EXECUTIVE OFFICERS

All directors of our company hold office until the next annual meeting of the shareholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Raymond Mol, President and Director

Mr. Mol has over 20 years' experience in the teleconstruction industry. Mr. Mol was a director of Virtualsellers.com, Inc. between November 14, 1996 and March 15, 2000, and was re-elected as a director of Virtualsellers.com, Inc. at the annual meeting held on August 4, 2000. Mr. Mol previously acted as the Chief Operating Officer of Virtualsellers.com, Inc., as position he held until June 20, 1998. Virtualsellers.com, Inc. is a reporting company under the Securities Exchange Act 1934.

Richard Haderer, Secretary and Director

Since April, 1996, Mr. Haderer has been the President of PubCo Services Inc., a consulting firm providing consulting services to public companies and companies going public. He has also acted as Assistant Secretary of Gallery Resources Limited since June, 1996 and as a director of that company since February, 2000. Mr. Haderer has been the Vice-President of First Canadian Energy Ltd. since August, 1996. He has acted as the Secretary of Ocean Ventures Inc. since November, 1996 and as director since September, 1999. Mr. Haderer is a director (since February, 1997) and the Secretary (since May, 2001) of Jackal Energy Inc., and the Secretary (since August, 1997) and a director (since June, 2001) of Zeo-Tech Enviro Corp.. He is the Secretary of Winfield Resources Limited, a position he has held since June, 1998, and has also been a director of that company since February, 2000.

Gregory Burnett, Director

Since 1986, Mr. Burnett has provided consulting services to business through his consulting firm, Carob Management Ltd., which specializes in providing due diligence services, developing business plans and structuring/managing venture capital projects. Mr. Burnett has served as the President and a director of Carob Management Ltd. since 1989, and has also served as a director and officer of several companies publicly traded in Canada.

Dr. Dennis Sinclair, Director

Dr. Sinclair is the President, CEO and a director of Virtualsellers.com, Inc., a reporting company under the *Securities Exchange Act of 1934*. He has developed extensive experience in consulting to corporate clients by providing general management and corporate consulting services to many companies through his own consulting company.

Mr. Jerry McKenzie, Director

Mr. McKenzie is the co-founder and President of Digitel Systems Inc., a privately held interconnection company established in 1984, which sells, installs and services business telephone systems and related equipment in the Vancouver - BC Lower Mainland marketplace. He has been a member of the Vancouver Executive Association since 1990.

MARKET PRICE OF AND DIVIDENDS ON OUR COMPANY'S COMMON EQUITY

Our common shares are traded on the Canadian Venture Exchange. Our symbol is "OCV" and our CUSIP number is 130919. Our common shares were halted from trading on the Canadian Venture Exchange on May 10, 1999 and were suspended from trading on November 27, 1999. Our common shares have not resumed trading since May 10, 1999. We do not have any public trading market in the United States.

Our common shares are issued in registered form. CIBC Mellon Trust Company is the registrar and transfer agent for our common shares. Their address is 600, 333 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1 Telephone: (403) 974-2761, Facsimile (403) 264-2100.

On November 30, 2001, the shareholders' list for our common shares showed 33 registered shareholders and 1,807,562 common shares outstanding.

Dividend Policy

On January 23, 2001 we declared a special dividend on our common shares of CDN$0.50 per share, which was paid on February 1, 2001, to shareholders of record at the close of business on January 29, 2001. We have not declared or paid any other cash dividends since inception. Although there are no restrictions that limit our ability to pay dividends on our common shares, we intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Rights to Own Securities

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote our common shares or other securities.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act (the "Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of our assets was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $192 million for the year 2001.

AVAILABILITY OF FORM 10-KSB

A copy of our annual report on Form 10-KSB for the year ended August 31, 2001, and which has been filed with the Securities and Exchange Commission, including the financial statements, but without exhibits, will be provided without charge to any shareholder or beneficial owner of our common shares upon written request to Richard Haderer, Secretary of our company, at Suite 604 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7.

OCEAN VENTURES INC.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

August 31, 2001 and 2000

(Stated in US Dollars)

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Ocean Ventures Inc.

We have audited the accompanying balance sheets of Ocean Ventures Inc. (A Development Stage Company), as at August 31, 2001 and 2000 and the statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three year period ended August 31, 2001, and for the period from commencement of the development stage, September 1, 1999, to August 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Ocean Ventures Inc. as at August 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended August 31, 2001, and for the period from commencement of the development stage, September 1, 1999, to August 31, 2001, in accordance with United States generally accepted accounting principles.

On October 23, 2001, we reported separately, in accordance with Canadian generally accepted auditing standards, to the stockholders of the company on financial statements for the years ended August 31, 2001 and 2000, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

October 23, 2001 Chartered Accountants

OCEAN VENTURES INC.
(A Development Stage Company)
BALANCE SHEETS
August 31, 2001 and 2000
(Stated in US Dollars)

ASSETS	2001	2000
Current		
Cash	$314,269	$804,107
Accounts receivable	21,882	6,168
Marketable securities - Notes 3 and 5	-	1,078,500
Prepaid expenses	323	340
	336,474	1,889,114
Investment in convertible debenture - Note 4	250,000	-
	$586,474	$1,889,114

LIABILITIES		
Current		
Accounts payable - Note 8	$12,412	$87,800
Due to related parties - Note 8	-	35,678
	12,412	123,478

STOCKHOLDERS' EQUITY		
Capital stock		
Authorized:		
Unlimited common shares, without par value		
Unlimited preferred shares, without par value		
Issued:		
1,807,561 common shares	1,307,611	1,307,611
Deficit	(733,549)	(497,678)
Accumulated other comprehensive income - Note 3	-	955,703
	574,062	1,765,636
	$586,474	$1,889,114

Nature of Operations - Note 1

APPROVED BY THE DIRECTORS:

/s/ signed, Director /s/ signed, Director

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended August 31, 2001, 2000 and 1999
and September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2001
(Stated in US Dollars)

	2001	2000	1999	September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2001
General and Administrative Expenses				
Accounting and audit fees	$11,980	$9,617	$11,010	$21,597
Consulting fees - Note 8	-	-	17,410	-
Filing fees	2,442	4,401	2,459	6,843
Foreign exchange loss (gain)	12,009	(1,079)	-	10,930
Legal fees	53,279	8,851	6,059	62,130
Management fees - Note 8	13,075	61,166	-	74,241
Office and miscellaneous expenses	3,370	1,761	2,145	5,131
Transfer agent fees	4,665	3,753	3,083	8,418
Loss before other items	100,820	88,470	42,166	189,290
Other items				
Interest income	36,054	2,291	-	38,345
Gain on sale of marketable securities	433,472	755,625	-	1,189,097
	469,526	757,916	-	1,227,442
Income (loss) from continuing operations	368,706	669,446	(42,166)	1,038,152
Income from discontinued operations - Schedule 1	-	-	236,950	-
Net income for the year	$368,706	$669,446	$194,784	$1,038,152
Earnings (loss) per share from continuing operations	$0.20	$0.37	(0.02)	
Earnings per share from discontinued operations	-	-	0.13	
Earnings per share	$0.20	$0.37	$0.11	
Weighted average number of shares outstanding	1,807,561	1,807,561	1,807,561	

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the years ended August 31, 1997 to August 31, 2001
and September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2001
(Stated in US Dollars)

	Number of Common Shares	Amount	Deficit Accumulated	Accumulated Other Comprehensive Income	Stockholders' Equity
March 1, 1997 Initial offering	9,542,977	$559,026	$-	$-	$559,026
Accumulated deficit	-	-	(687,019)	-	(687,019)
Balance, August 31, 1997	9,542,977	559,026	(687,019)	-	(127,993)
Prospectus	4,000,000	722,387	-	-	722,387
- less cash commission	-	(72,239)	-	-	(72,239)
- less issue costs	-	(6,906)	-	-	(6,906)
Options exercised	300,000	52,955	-	-	52,955
Issued in exchange for capital assets	194,830	52,388	-	-	52,388
Net loss for the year	-	-	(674,889)	-	(674,889)
Balance, August 31, 1998	14,037,807	1,307,611	(1,361,908)	-	(54,297)
Other comprehensive income	-	-	-	107,054	107,054
Net income for the year	-	-	194,784	-	194,784
Balance, August 31, 1999	14,037,807	1,307,611	(1,167,124)	107,054	247,541
Share consolidation - 1 new for 5 old	(11,230,246)	-	-	-	-
Cancellation of escrow shares	(1,000,000)	-	-	-	-
Other comprehensive income	-	-	-	848,649	848,649
Net income for the year	-	-	669,446	-	669,446
Balance, August 31, 2000	1,807,561	1,307,611	(497,678)	955,703	1,765,636
Dividends	-	-	(604,577)	-	(604,577)
Net income for the year	-	-	368,706	(955,703)	(586,997)
Balance, August 31, 2001	1,807,561	$1,307,611	$(733,549)	$-	$574,062

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended August 31, 2001, 2000 and 1999
and September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2001
(Stated in US Dollars)

	2001	2000	1999	September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2001
Operating Activities				
Income (loss) from continuing operations	$368,706	$669,446	$(42,166)	$1,038,152
Deduct item not affecting cash:				
Gain on sale of marketable securities	(433,472)	(755,625)	-	(1,189,097)
Adjustment to reconcile net income (loss) to net cash used in operations				
Accounts receivable	(15,714)	(6,168)	-	(21,882)
Prepaid expenses	17	(340)	-	(323)
Accounts payable	(63,298)	21,931	42,265	(53,457)
Due to related parties	(35,678)	35,678	-	-
Cash provided by (used in) operating activities	(179,439)	(35,078)	99	(226,607)
Investing Activities				
Investment in convertible debentures	(250,000)	-	-	(250,000)
Proceeds on sale of marketable securities	544,178	837,775	-	1,394,043
Cash provided by investing activities	294,178	837,775	-	1,144,043
Financing Activity				
Payment of dividends	(604,577)	-	-	(604,577)
Cash used in financing activity	(604,577)	-	-	(604,577)
Increase (decrease) in cash from continuing operations	(489,838)	802,697	99	312,859
Decrease in cash from discontinued operations	-	-	(20,689)	-
Increase (decrease) in cash during the year	(489,838)	802,697	(20,590)	312,859
Cash, beginning of year	804,107	1,410	22,000	1,410
Cash, end of year	$314,269	$804,107	$1,410	$314,269

Supplemental Disclosures with Respect to Cash Flows - Note 11

SEE ACCOMPANYING NOTES

Schedule 1

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENTS OF INCOME FROM DISCONTINUED OPERATIONS
for the years ended August 31, 2001, 2000 and 1999
(Stated in US Dollars)

	2001	2000	1999
Sales	$-	$-	$430,943
Cost of sales	-	-	279,367
Gross profit	-	-	151,577
Expenses			
Advertising (recovery)	-	-	(1,233)
Amortization	-	-	28,384
Automobile	-	-	6,327
Bad debts	-	-	5,771
Bank charges and interest	-	-	8,073
Delivery	-	-	4,882
Insurance	-	-	965
Interest on capital lease obligations	-	-	3,328
Management fees - Note 8	-	-	38,459
Office and miscellaneous	-	-	10,426
Product evaluation	-	-	156
Professional fees	-	-	2,608
Rent	-	-	25,528
Telephone	-	-	15,758
Travel and promotion	-	-	6,870
Utilities	-	-	1,480
Wages	-	-	84,427
	-	-	242,208
Loss before other items	-	-	(90,631)
Other items			
Rental income	-	-	741
Foreign exchange loss	-	-	(11,141)
Gain on sale of assets - Note 5	-	-	136,280
Gain on settlement of accounts payable - Note 5	-	-	201,702
Net income for the year	$-	$-	$236,950

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2001 and 2000
(Stated in U.S. Dollars)

Note 1 Nature of Operations

The company is currently reviewing new business ventures. The company's shares which were listed on the Canadian Venture Exchange ("CDNX") are suspended from trading pending the company bringing itself into compliance with the CDNX's listing requirements.

At August 31, 2001, substantially all of the company's assets and operations are located and conducted in Canada.

Note 2 Summary of Significant Accounting Policies

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Organization

The company was incorporated on November 22, 1996 under the Business Corporations Act of the Province of Alberta. On January 31, 2000, the company changed its name to Ocean Ventures Inc.

Development Stage Company

The company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income for the period from September 1, 1999 to August 31, 2001, the period in which the company has undertaken a new development stage activity.

Basis of Presentation - Note 4

The financial statements for the year ended August 31, 1999 include the accounts of Ocean Ventures Inc. (formerly CallDirect Capital Corp.) and its wholly-owned subsidiary CallDirect Enterprises Inc. ("CEI"). On August 30, 1999, the company disposed of its 100% interest in CEI and the financial statements for the year ended August 31, 1999 include the results of the discontinued operations of CEI to the date of sale. All inter-company transactions have been eliminated.

As a result of the disposal of CEI in 1999, the financial statements for the year ended August 31, 2001 and 2000 are not consolidated.

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2001 and 2000
(Stated in U.S. Dollars)

Note 2 Summary of Significant Accounting Policies - (cont'd)

Marketable Securities

The company classifies its marketable securities as "available for sale" and are carried in the financial statements at fair value. Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

Foreign Currency Translation

Foreign currency transactions are translated into U.S. dollars, the functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than US dollars are adjusted to reflect the current exchange rate.

Income taxes

The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Basic Earnings (Loss) per Share

The company reports basic earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year. Earnings (loss) per share figures for the year ended August 31, 1999 have been restated to reflect the 1 new for 5 old share consolidation during the year ended August 31, 2000. Diluted earnings (loss) per share has not been provided, as it would be anti-dilutive.

Fair Market Value of Financial Instruments

The carrying values of cash, accounts receivable, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments

Comprehensive Income

The company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". Comprehensive income is comprised of net income (loss) adjusted for unrealized gain on available-for-sale marketable securities (Note 3).

Stock Based Compensation

The company has elected to account for stock-based compensation following APBO No. 25, "Accounting for Stock Issued to Employees" and to provide the disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation".

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2001 and 2000
(Stated in U.S. Dollars)

Note 2 Summary of Significant Accounting Policies - (cont'd)

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS-133") which standardized the accounting for derivative instruments. SFAS-133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have significant impact on the company's financial position, results of operations or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Adopting this Bulletin does not have a significant impact on the company's financial position, results of operations or cash flows.

Note 3 Marketable Securities - Notes 5

The marketable securities consist of common shares of Virtualsellers.com, Inc and have been classified as available-for-sale. The unrealized gain has been shown in the stockholders' equity as "other comprehensive income". The cost and fair market value was as follows:

Year ended	Number of Shares	Cost	Fair Value	Unrealized Gain
August 31, 2000	719,000	$122,797	$1,078,500	$955,703
August 31, 2001	-	$-	$-	$-

Reconciliation of unrealized gain on available-for-sale securities is as follows:

	Years ended August 31,		
	2001	2000	1999
Beginning balance	$955,703	$107,054	$-
Unrealized holding gain (loss) arising during the year	(522,231)	1,604,274	107,054
Less: reclassification adjustment for gains realized in net income	(433,472)	(755,625)	-
Net unrealized gain	$-	$955,703	$107,054

There is no provision for income tax expense due to the utilization of available income tax loss carry-forwards (Note 9).

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2001 and 2000
(Stated in U.S. Dollars)

Note 4 Investment in Convertible Debenture

On December 5, 2000 the company invested $250,000 in Sourcexport Inc. ("Sourcexport"), a private Canadian corporation, by way of purchasing a $250,000 convertible debenture. This debenture matures on December 6, 2002, bears interest at prime plus 2.5% compounded annually and is payable quarterly in cash. The debenture is convertible at the option of the company to 10% of the issued and outstanding common shares of Sourcexport, subject to dilution in certain circumstances.

The funds were advanced as follows:

a) $125,000 advanced directly to Sourcexport;

b) $125,000 held in a trust account subject to Sourcexport meeting the terms and conditions of an escrow agreement.

On August 28, 2001 the company filed a Notice of Default pursuant to Section 12(a) and a Notice of Intention to Enforce Security pursuant to Section 13(a) as provided under the terms of the convertible debenture.

Subsequent to the year ended August 31, 2001, the company received $129,423 from the funds which were held in trust. The company is negotiating settlement terms with respect to the principle balance owing along with the accrued interest of $16,747 included in accounts receivable as at August 31, 2001.

Note 5 Discontinued Operations

On May 15, 1999, the company's wholly owned subsidiary, CEI, entered into an agreement to sell its assets for $367,258. As consideration CEI received 1,200,000 common shares of the purchaser, valued at $204,946, and the purchaser agreed to assume liabilities of CEI in the amount of $162,312. This resulted in a gain on sale of assets of $136,280. As a condition of the sale, CEI entered into settlement agreements with certain trade creditors, which resulted in a gain on settlement of accounts payable in the amount of $201,702. CEI then transferred to CallDirect Capital Corp. the shares received from the sale of its assets as repayment of advances. The net income of CEI has been reclassified for the years ended August 31, 1999 and 1998 as income from discontinued operations (Schedule 1).

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2001 and 2000
(Stated in U.S. Dollars)

Note 6 Statement of Cash Flows - Discontinued Operations

	2001	2000	1999
Cash flows from discontinued operations consists of:			
Operating Activities			
Net income for the year	$-	$-	$236,950
Items not involving cash:			
Amortization of capital assets	-	-	28,384
Gain on disposal of net assets	-	-	(136,280)
Gain on settlement of accounts payable	-	-	(201,702)
Adjustments to reconcile net income to net cash used in operations:			
Accounts receivable	-	-	32,721
Inventory	-	-	134,807
Prepaid expenses	-	-	1,077
Accounts payable and accrued liabilities	-	-	(109,797)
Cash used in operating activities	-	-	(13,840)
Financing Activity			
Repayment of obligations under capital leases	-	-	(6,849)
Cash used in financing activity	-	-	(6,849)
Decrease in cash from discontinued operations	$-	$-	$(20,689)

Note 7 Capital Stock - Note 11

Commitments:

Stock Based Compensation

Presented below is a summary of the stock option activity for the years shown:

	Number of Stock Options	Weighted Average Exercise Price
Balance, August 31, 1998	1,744,290	$0.17
Expired	(400,000)	$0.17
Cancelled	(230,000)	$0.17
Balance, August 31, 1999	1,114,290	$0.17
Cancelled	(1,114,290)	$0.17
Balance, August 31, 2000 and 2001	-	-

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2001 and 2000
(Stated in U.S. Dollars)

Note 8 Related Party Transactions

The company incurred the following expenses charged by directors and officers of the company and by companies with common directors and officers:

	2001	2000	1999	September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2001
Consulting fees	$-	$-	$13,921	$-
Management fees	13,075	61,166	38,459	74,241
	$13,075	$61,166	$52,380	$74,241

The charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable as at August 31, 2001 includes $1,290 (2000: $78,552) due to directors of the company or companies with common directors.

Due to related parties as at August 31, 2001 of $Nil (2000: $35,678) consists of advances due to directors of the company. These advances are non-interest bearing, unsecured and are payable on demand.

Note 9 Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after August 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2001 and 2000
(Stated in U.S. Dollars)

Note 9 Deferred Tax Assets - (cont'd)

The following table summarizes the significant components of the company's deferred tax assets:

	Total
Deferred Tax Assets	
Net operating loss carry-forward at August 31, 2000	$489,624
Utilized during the year ended August 31, 2001	(356,732)
Balance, August 31, 2001	132,892
Valuation allowance	(132,892)
	$-

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards, which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 10 Income Taxes

No provision for income taxes has been provided in these financial statements due to the utilization of loss-carryforwards. At August 31, 2001, the company has net operating loss carryforwards, which expire commencing in 2004 totalling approximately $132,892. The tax benefit of these losses, if any, has not been recorded in the financial statements.

Note 11 Supplemental Disclosures with Respect to Cash Flows

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded:

	August 31, 2001	August 31, 2000	August 31, 1999
Accounts payable	$12,090	$-	$-
Common shares issued for capital assets	-	-	-
Marketable securities acquired on sale of subsidiary	-	-	(204,946)
Marketable securities transferred on settlement of accounts payable	(12,090)	-	-
Capital assets disposed of on sale of subsidiary	-	-	142,987
	$-	$-	$(61,959)
Cash paid during the year for interest	$-	$-	$-